UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.

(Name of Subject Company (Issuer))

ATHENE MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

ATHENE PARENT, INC.

(Parent of Offeror)

ATHENE FINCO, INC.

ATHENE HOLDCO, INC.

MAJORELLE TOPCO LIMITED

ATLAS FUND 2 HOLDCO L.P.

ATLAS FUND 2 HOLDCO GP LLC

EW HEALTHCARE PARTNERS FUND 2, L.P.

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

(Other Persons)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Evis Hursever

c/o EW Healthcare Partners

Berkeley Square House, Berkeley Square

London, UK W1J 6BR

+44 (0)20 7529 2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marshall P. Shaffer, P.C.

Tim Cruickshank, P.C.

Michael Amalfe

Joshua Ayal

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,616.16	Filing Party: Athene Merger Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-32384)	Date Filed: June 6, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 6, 2022 by Athene Merger Sub, Inc., a Nevada corporation (the “Offeror”), and Athene Parent, Inc., a Nevada corporation and the parent of the Offeror. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., at a price of $10.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated June 6, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO, as applicable.

This Amendment is being filed to amend and supplement Item 12 with an additional exhibit.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Letter from the Information Agent to Robinhood Customer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATHENE MERGER SUB, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 23, 2022

ATHENE PARENT, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 23, 2022

ATHENE FINCO, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 23, 2022

ATHENE HOLDO, INC

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	June 23, 2022

MAJORELLE TOPCO LIMITED

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Director
Date:	June 23, 2022

ATLAS FUND 2 HOLDCO L.P.

By:	ATLAS FUND its 2 HOLDCO GP LLC, General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	Director
Date:	June 23, 2022

ATLAS FUND 2 HOLDCO GP, LLC

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	Director
Date:	June 23, 2022

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-GP, L.P., its General Partner

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	June 23, 2022

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	June 23, 2022

EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	June 23, 2022